FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, April 21, 2017

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS' MEETING
Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) is pleased to announce the results of the vote on Directors at its April 20, 2017 Annual Shareholders' Meeting.
Each of the nominee directors listed in Fairfax's management proxy circular dated March 10, 2017 was elected as a director, without a vote by ballot being conducted.  Fairfax received proxies with regard to voting on the ten directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Withhold Vote (Aggregate)%		Vote For (Subordinate Voting Shares)%		Withhold Vote (Subordinate Voting Shares)%
Anthony F. Griffiths	32,595,552	98.27	574,773	1.73	16,073,630	96.55	574,773	3.45
Robert J. Gunn	33,086,576	99.75	83,749	0.25	16,564,654	99.50	83,749	0.50
Alan D. Horn	32,386,658	97.64	783,667	2.36	15,864,736	95.29	783,667	4.71
Karen L. Jurjevich	32,984,115	99.44	186,210	0.56	16,462,193	98.88	186,210	1.12
John R.V. Palmer	33,154,425	99.95	15,900	0.05	16,632,503	99.90	15,900	0.10
Timothy R. Price	33,152,155	99.95	18,170	0.05	16,630,233	99.89	18,170	0.11
Brandon W. Sweitzer	32,938,157	99.30	232,168	0.70	16,416,235	98.61	232,168	1.39
Lauren C. Templeton	33,151,817	99.94	18,508	0.06	16,629,895	99.89	18,508	0.11
Benjamin P. Watsa	33,028,938	99.57	141,387	0.43	16,507,016	99.15	141,387	0.85
V. Prem Watsa	32,693,911	98.56	476,414	1.44	16,171,989	97.14	476,414	2.86

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941